Metropolitan Life Insurance Company

200 Park Avenue, New York, New York 10166

CONTACT ENDORSEMENT

Group Contract no.:

Contractholder:

Effective Date:    September 1, 2025

Metropolitan Life Insurance Company (“MetLife”), a stock company, issues this endorsement to add the disclosure shown below to the above referenced group contract:

“A Digital Estate Planning Platform is included with Group Variable Universal Life (GVUL) or Group Universal Life (GUL) Insurance at no additional cost. MetLife has arranged for this platform to be provided by a MetLife affiliate. This platform will be made available to Employees and their Spouses through legalplans.com/estateplanning and includes facilitation of the selection, completion and execution of common estate planning documents.”

This endorsement is to be attached to and made a part of the contract. This endorsement is subject to the terms and provisions of the contract.

/s/ Michel Khalaf Michel Khalaf President

GPEND20-03 l/destp